EXHIBIT 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION  OF
KIMBALL INTERNATIONAL, INC.

JUNE 1, 2023

Kimball International, Inc. (the "Corporation"), a corporation existing pursuant to the provisions of the Business Corporation Law of the State of Indiana as the same exists or may hereafter be amended (“Indiana Law"), hereby amends and restates its Articles of Incorporation in accordance with Indiana Law. These Amended and Restated Articles of Incorporation shall be effective as of June 1, 2023, and shall supersede and take the place of the existing Amended and Restated Articles of Incorporation of Kimball International, Inc., dated as of October 27, 2021.

FIRST:  The name of the corporation is Kimball International, Inc. (the “Corporation”).

SECOND:  The address of its registered office in the State of Indiana is C T Corporation System, 334 North Senate Avenue, Indianapolis, Indiana 46204-1708. The name of its registered agent is C T Corporation System.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law of the State of Indiana as the same exists or may hereafter be amended (“Indiana Law”).

FOURTH:  The total number of shares of stock which the Corporation shall have authority to issue is 1,000, and the par value of each such share is $0.01, amounting in the aggregate to $10.00.

FIFTH:  The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SIXTH:  Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

SEVENTH:  The Corporation reserves the right to amend these Articles of Incorporation in any manner permitted by Indiana Law and all rights and powers conferred herein on stockholders, directors and officers, if any, are subject to this reserved power